The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Investment Growth

Time Period: 5/25/2004 to 12/31/2020


4,500
4,000
3,500
3,000
2,500
2,000
1,500
2005
2010
2015
2020

The Merger Fund VL · Wilshire Event Driven · Barclays Agg Bond · Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 12/31/2020

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	1.93%	4.63%	7.38%	7.38%	6.88%	5.11%	3.31%	4.98%
Wilshire Event Driven	0.91%	3.75%	4.93%	4.93%	3.74%	3.49%	2.00%	3.02%
Barc Agg Bond	0.14%	0.67%	7.51%	7.51%	5.34%	4.44%	3.84%	4.50%
Benchmark: US 3-mo T-Bill	0.01%	0.03%	0.67%	0.67%	1.61%	1.20%	0.64%	1.35%
US Insurance Market Neutral	1.89%	6.38%	3.27%	3.27%	4.82%	4.23%	—	—

Performance Relative to Peer Group

As of Date: 12/31/2020


15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
Return
YTD
1 Year
3 Years
5 Years
10 Years
Since Inception

The Merger Fund VL · Wilshire Event Driven · Barclays Agg Bond · US Insurance Market Neutral

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size (MM)	$ 51,494,628

The total annual operating expense ratio of the Fund was 2.46%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2021, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses (including short interest and dividend expense of 0.46% and acquired fund fees and expenses of 0.08%), total annual operating expenses were 1.40%. Expense ratios are as of the April 17, 2020 prospectus.

Trailing Returns (as of quarter-end)

As of Date: 12/31/2020

	MERVX
QTD	4.63%
1 Year	7.38%
3 Years	6.88%
5 Years	5.11%
10 Years	3.31%
Since Inception	4.98%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

The Merger Fund VL

Portfolio

Avg. position size:	0.77%
Number of long positions:	136
Number of short positions:	19
Percent invested:	105%

TOP 10 Holdings 41.74%

1. Willis Towers Watson Public Limited Co.
2. Altaba Inc.
3. Varian Medical Systems, Inc.
4. Tiffany & Co.
5. Slack Technologies, Inc.
6. Fiat Chrysler Automobiles N.V.
7. Inphi Corporation
8. Maxim Integrated Products, Inc.
9. Eaton Vance Corp.
10. IHS Markit Ltd.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

3-Year Risk Metrics

Time Period: 1/1/2018 to 12/31/2020

	MERVX	Vilshire Event Drive	Barc. Agg Bond
Std Dev	3.56%	4.52%	3.40%
Sharpe Ratio	1.45	0.50	1.11
Sortino Ratio	2.53	0.65	2.42
Beta (vs S&P 500)	0.12	0.20	0.01
Correlation (vs S&P 50	38.47	70.75	0.31
Beta (vs Barc. Agg)	0.09	0.29	1.00
Correlation (vs Barc. Ag	0.75	4.57	100.00

Deal Terms



Cash
56.99%
Stock with Fixed Exchange Ratio
20.39%
Cash & Stock
17.12%
Stock and Stub
5.50%
0.00%
20.00%
40.00%
60.00%

Regional Exposure



United States
72.85%
Europe ex-U.K.
12.91%
United Kingdom
8.24%
Asia ex-Japan
2.07%
Japan
1.87%
Australia
1.55%
North America Offshore
0.36%
Canada
0.16%
0.00%
20.00%
40.00%
60.00%
80.00%

Sector Exposure



Consumer Disc.
23.21%
Information Tech.
23.08%
Financials
21.73%
Health Care
11.81%
Industrials
6.34%
Communication Services
5.57%
Energy
4.22%
Materials
1.22%
Consumer Staples
1.19%
Utilities
1.13%
Real Estate
0.51%
0.00%
5.00%
10.00%
15.00%
20.00%
25.00%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prosepectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire Liquid Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire Liquid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Ratio is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index; a fund with a low R-squared (70 or less) doesn't act much like the index.

The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Investment Growth

Time Period: 5/25/2004 to 1/31/2021


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
2006
2011
2016
2021

The Merger Fund VL — Wilshire Event Driven — Barclays Agg Bond — Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 1/31/2021

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	1.47%	5.99%	1.47%	8.49%	6.91%	5.62%	3.36%	5.05%
Wilshire Event Driven	1.03%	4.47%	1.03%	5.72%	3.79%	4.04%	2.00%	3.07%
Barc Agg Bond	-0.72%	0.40%	-0.72%	4.72%	5.49%	4.00%	3.75%	4.43%
Benchmark: US 3-mo T-Bill	0.01%	0.03%	0.01%	0.54%	1.57%	1.20%	0.64%	1.34%
US Insurance Market Neutral	1.33%	7.31%	1.33%	4.80%	4.98%	4.80%	—	—

Performance Relative to Peer Group

As of Date: 1/31/2021


15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
Return
YTD
1 Year
3 Years
5 Years
10 Years
Since Inception

The Merger Fund VL — Wilshire Event Driven — Barclays Agg Bond — US Insurance Market Neutral

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size (MM)	$ 52,761,613

The total annual operating expense ratio of the Fund was 2.46%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2021, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses (including short interest and dividend expense of 0.46% and acquired fund fees and expenses of 0.08%), total annual operating expenses were 1.40%. Expense ratios are as of the April 17, 2020 prospectus.

Trailing Returns (as of quarter-end)

As of Date: 12/31/2020

	MERVX
QTD	4.63%
1 Year	7.38%
3 Years	6.88%
5 Years	5.11%
10 Years	3.31%
Since Inception	4.98%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

The Merger Fund VL

Portfolio

Avg. position size:	0.61%
Number of long positions:	159
Number of short positions:	18
Percent invested:	97%

TOP 10 Holdings   40.61%
1. Willis Towers Watson Public Limited Co.
2. Altaba Inc.
3. Varian Medical Systems, Inc.
4. Alexion Pharmaceuticals, Inc.
5. Slack Technologies, Inc.
6. Inphi Corporation
7. Maxim Integrated Products, Inc.
8. Eaton Vance Corp.
9. IHS Markit Ltd.
10. RSA Insurance Group PLC

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

3-Year Risk Metrics

Time Period: 2/1/2018 to 1/31/2021

	MERVX	Wilshire Event Dr.	Barc. Agg Bond
Std Dev	3.57%	4.52%	3.34%
Sharpe Ratio	1.46	0.52	1.19
Sortino Ratio	2.57	0.67	2.75
Beta (vs S&P 500)	0.11	0.20	0.02
Correlation (vs S&P 500)	35.08	68.62	1.21
Beta (vs Barc. Agg)	0.10	0.30	1.00
Correlation (vs Barc. Agg)	0.91	4.76	100.00

Deal Terms

Cash	54.16%
Cash & Stock	21.77%
Stock with Fixed Exchange Ratio	16.97%
Stock and Stub	7.10%

Regional Exposure

United States	73.85%
Europe ex-U.K.	10.41%
United Kingdom	8.82%
Asia ex-Japan	2.21%
Japan	1.92%
Australia	1.91%
North America Offshore	0.44%
Canada	0.43%

Sector Exposure

Information Tech.	33.42%
Financials	20.62%
Health Care	14.92%
Consumer Disc.	10.91%
Industrials	7.14%
Communication Services	5.84%
Materials	3.04%
Utilities	1.28%
Consumer Staples	1.26%
Real Estate	1.00%
Energy	0.57%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prosepectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire Liquid Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire Liquid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Ratio is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index; a fund with a low R-squared (70 or less) doesn't act much like the index.